CORPORATE OFFICE
37 North Valley Road, Building 4, P.O. Box 1764
Paoli, PA 19301-0801 U.S.A.
Telephone: 610-647-2121 Fax: 610-647-0211
April 20, 2010
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
100 F Street, NE
Washington, D.C. 20549
Attention: Mr. Brian Cascio
Dear Mr. Cascio:

Re:	AMETEK, Inc. Form 10-K for the year ended December 31, 2009 Filed February 25, 2010 File No. 001-12981
Reference is made to the letter to Mr. John J. Molinelli dated April 8, 2010 from the United States Securities and Exchange Commission (the “Commission”) in which the Commission made certain comments regarding the above referenced Form 10-K (the “2009 10-K”) of AMETEK, Inc. (“AMETEK” or the “Company”) and requested certain revisions be made to future filings. Set forth below are the Company’s responses to the Commission’s comments and request for supplemental information.
Form 8-K filed January 26, 2010
1.	Commission’s comment — Please tell us the nature of and reason for the 2008 “adjusted” amounts in the Consolidated Statements of Income in your press release included in the Form 8-K filed January 26, 2010. It appears that these represent non-GAAP measures presented in the form of adjusted consolidated statements of income. This format may be confusing to investors as it presents various non-GAAP captions and sub-totals which have not been individually described to investors. It is not clear whether management uses each of these non-GAAP measures; and, they may be shown here primarily as a result of the presentation format. Under Instruction 2 to Item 2.02 of Form 8-K when furnishing information under this Item you must provide all of the disclosures required by S-K Item 10(c)(1)(i), including a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented with accompanying explanation about why you believe each non-GAAP measure provides useful information to investors.
•	To eliminate investor confusion, please remove the adjusted consolidated statements of income from future earnings releases and instead disclose only those non-GAAP measures used by management that you wish to highlight for investors, with the appropriate reconciliations and the disclosures required by Regulation G. In addition, please consider the guidance in Question 102.10 of the Compliance and Disclosure Interpretations.

•	Please note that in the event that your Form 8-K is incorporated by reference into a 1933 Act registration statement, we may have additional questions relating to the appropriateness of this information being included in a document filed with, and not just furnished to, the Commission.
AMETEK’s Response

The “adjusted” amounts for the three and twelve months of 2008 are the non-GAAP disclosures of the Company’s operating results before a fourth quarter of 2008 pre-tax restructuring charge totaling $40 million, $27.3 million after tax ($0.25 per diluted share). These charges include restructuring to cover primarily the costs for employee reductions and facility closures necessary to realign the Company’s cost structure in response to lower levels of expected sales volumes in certain of the Company’s businesses as a result of the financial and economic crisis, which began in the second half of 2008.

In future filings, the Company will comply with the non-GAAP disclosure and reconciliation requirements of Regulation G and will disclose only those non-GAAP measures used by management that the Company believes would be beneficial to highlight for investors. Specifically, the Company will not present a full non-GAAP income statement in its future filings in accordance with Question 102.10 of the Compliance and Disclosure Interpretations. Additionally, the Company does not anticipate incorporating by reference the Form 8-K filed January 26, 2010 into a 1933 Act registration statement.
Definitive Proxy Statement on Schedule 14A filed March 19, 2010
Compensation Discussion and Analysis, page 14
2.	Commission’s comment — We refer to the definitive proxy statement that you have incorporated by reference into your Form 10-K. We note that you have not included any disclosure in response to Regulation S-K Item 402(s). Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process that you undertook to reach such conclusion.

AMETEK’s Response

The Company reviewed its compensation policies and practices for its employees and concluded that such policies and practices are not reasonably likely to have a material adverse effect on the registrant. Accordingly, the Company concluded that disclosure in response to Item Regulation S-K Item 402(s) is not necessary.

The Company’s review of the risks associated with its employee compensation policies and practices is an element of its annual incentive compensation process. As part of this process, the Company establishes a pay mix of fixed pay, short-term incentives and long-term incentives designed to motivate behaviors and decisions that promote disciplined progress towards longer-term, sustainable goals. For example, the multi-year vesting of our equity award program, along with our share ownership guidelines, serve as a control mechanism to our longer term risk horizon. The structural components of employees’ incentive compensation, including the quantitative nature of our goals, the setting of capped payout targets with actual payouts based on a capped achievement scale, and the individual performance evaluation process, are designed to prevent excessive risk-taking that would potentially harm our value or reward poor executive judgment. While setting the quantitative goals and target payouts, the Company considers the risks and incentives which might reasonably be likely to occur as a result of the specific goals and targets. These goals and targets are then presented to the Compensation Committee for approval and for determination of awards.

Consideration of Directors Candidates, page 7
3.	Commission’s comment — We note your disclosure in the first full paragraph on page 13 that the corporate governance/nominating committee seeks a board that reflects diversity. In future filings, please describe how this policy is implemented, as well as how the corporate governance committee assesses the effectiveness of its policy as required by Item 407 (c)(2)(vi) of Regulation S-K.

AMETEK’s Response

The Corporate Governance/Nominating Committee seeks a board that reflects diversity. This is implemented by the Corporate Governance/Nominating Committee when it annually considers diversity in the composition of the board prior to recommending to the Board of Directors candidates for nomination as directors. The Corporate Governance/Nominating Committee solicits input from Directors regarding their views on the sufficiency of board diversity. This occurs through the annual self-assessment process. The Corporate Governance/Nominating Committee assesses the effectiveness of its diversity by considering the various skills, experiences, knowledge, backgrounds and perspectives of the members of the Board of Directors. The Corporate Governance/Nominating Committee then considers whether the Board possesses, in its judgment, a sufficient diversity of those attributes. We will provide disclosure of this in future filings.
As requested by the Staff, AMETEK acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Thank you for your consideration. If you have further questions or comments, please address them to the undersigned.
Sincerely,
AMETEK, Inc.

/s/ Robert R. Mandos, Jr.

Robert R. Mandos, Jr.
Senior Vice President and Comptroller

cc:	Ms. Jeanne Bennett Ms. Celia Soehner Mr. Jay Mumford Mr. John J. Molinelli Robert S. Feit, Esquire

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